

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2006

David R. Looney
Chief Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana

> **Re:** **Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-16179**

Dear Mr. David R. Looney:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business and Properties, page 3

1. It appears that your measure "present value of estimated pre-tax future net cash flows" may be a non-GAAP measure since it differs from the standardized measure of discounted future net cash flows due to the exclusion of future income tax from the calculation. If it is a non-GAAP measure, the disclosure required by Item 10(e) of Regulation S-K would be required, including a reconciliation to the most directly comparable component of the standardized measure of discounted future net cash flows. Refer to the subparts of paragraph 30 of SFAS 69. It may also be necessary for you to rename the measure to avoid investor confusion,

since the term is used in certain of our rules, or to provide further disclosure regarding the use of this term.

Oil and Natural Gas Reserves, page 5

2.   Likewise, please address your presentation of "Estimated future net revenues before income taxes" and "Present value of estimated future net revenues before income taxes" in light of the above comment regarding non-GAAP measures.

Consolidated Statements of Operations, page 40

3.   We note that you present stock-based compensation as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to Topic 14:F of SAB 107 for further guidance.

Note 2. Summary of Significant Accounting Policies, page 43

(b) Property and Equipment

4.   We note your disclosure indicating that you do not drill in areas that require major capital expenditures before production can begin. For clarity, please confirm whether you are carrying any capitalized drilling costs exceeding one year and for which proved reserves have not been determined. In the event you have these costs please provided the disclosures required by paragraph 10 of FSP 19-1 or tell us why this literature would not apply.

5.   Please tell us whether or not you have a policy to capitalize interest costs and explain the nature of those costs, if applicable.

 (g) Revenue Recognition, page 44

6.   We note that you account for gas imbalances using the entitlements method. Please expand your disclosure to address your revenue recognition policy for oil sales and clearly indicate how you apply the revenue recognition criteria identified in SAB Topic 13.A.

Note 6. Property and Equipment, page 49

7.   We note from your footnote (1) reference on page 29 that you have unconditional obligations to purchase seismic related services. Please confirm, if true, that you expense seismic data acquisition costs, as indicated by your overview discussion

on page 22. In the event that you do capitalize such costs, please reference the authoritative accounting literature you rely on to support your methodology.

Note 7. Tropical Weather, page 49

8.   We note that you have accrued $20.4 million for your business interruption claim and have classified this accrual within other receivables. We further note that you have included $24.6 million within this line item for "offshore repair costs expended as of December 31, 2005 for Hurricanes Katrina, Rita and Cindy." Please expand your disclosure to explain why you have classified these costs within other receivables. Please confirm that you will classify the proceeds from your insurance claims in accordance with paragraph 22(c) of SFAS 95 or otherwise advise.

Note 20. Supplementary Oil and Natural Gas Disclosures, page 61

9.   We note your break-out of acquisition costs into business combinations and lease acquisitions. As there is no provision for this separate break-out, please revise your presentation to comply with paragraph 21 and Illustration 2 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page 63

10.   We note the prices you used to value the standardized measure of discounted future net cash flows were "adjusted for field and determinable escalations." Please confirm, if true, that your adjustments were made to the extent provided by contractual arrangements existing at year-end or otherwise advise. Refer to paragraph 30(a) of SFAS 69.

Controls and procedures, page 66

11.   We note that your certifying officers determined that your disclosure controls and procedures "were effective as of the end of the period covered by this report." We further note that your certifying officers designed your disclosure controls and procedures "to provide reasonable, not absolute, assurance" that the objectives of your disclosure control system are met and, that your certifying officers "have concluded, based on their evaluation as of the end of the period, that [y]our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of [y]our disclosure control system were met." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In this regard, please tell us what you mean by "sufficiently effective." In future filings, please revise your conclusion as to effectiveness of your disclosure

       controls and procedures to ensure that the reader understands that their effectiveness is based upon the reasonable assurance level.

Exhibits 31.1 and 31.2

12.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the *annual* report. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief